Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	For the Year Ended December 31,				Three Months Ended March 31,
	2000	2001	2002	2003	2003	2004
Pre-tax income from continuing operations
Fixed charges	2,460	4,110	4,583	7,529	1,537	2,419
Interest capitalized	—	—	(2,632)	(2,184)	(622)	(547)

Earnings	(8,597)	(20,739)	(26,982)	(29,081)	(7,053)	(8,216)

Fixed charges:
Interest expensed	1,767	2,773	—	2,887	356	1,277
Interest capitalized	—	—	2,632	2,184	622	547
Debt discount amortization	—	21	123	160	40	37
DIC amortization	—	43	282	472	111	112
Estimated interest w/in rent expense	693	1,273	1,546	1,825	409	447

Total fixed charges	2,460	4,110	4,583	7,529	1,537	2,419

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a

Earnings inadequate to cover fixed charges:
Fixed Charges	2,460	4,110	4,583	7,529	1,537	2,419
Earnings	(8,597)	(20,739)	(26,982)	(29,081)	(7,053)	(8,216)

Amount Earnings Inadequate	(11,057)	(24,849)	(31,566)	(36,609)	(8,590)	(10,635)